For immediate release

Westaim announces 2004 third quarter results

CALGARY, ALBERTA — November 3, 2004 — The Westaim Corporation announced today that for the third quarter ended September 30, 2004, it recorded a net loss of $2.5 million, or 3 cents per share on revenue of $10.5 million. In the same quarter last year, the company recorded a net loss of $8.0 million, or 10 cents per share, on revenues of $3.4 million.

For the nine months ended September 30, 2004, the company posted revenues of $26.1 million and a net loss of $14.6 million, or 18 cents per share. For the same period last year, Westaim had revenues of $13.7 million and a net loss of $17.5 million, or 22 cents per share.

In the first nine months of 2004, results included income from discontinued operations of $3.8 million compared to income from discontinued operations of $3.4 million in the same period of 2003. The net income from discontinued operations in 2004 included a $5.4-million gain on the sale of the Company’s Ambeon operating division. Ambeon was sold on January 29, 2004 for net proceeds of $33.4 million.

In the third quarter, Westaim closed a $50-million equity financing from an offering of 14,705,883 common shares. At September 30, 2004, Westaim had $117.5 million in cash and short-term investments, and no debt.

During the quarter, NUCRYST Pharmaceuticals earned a US$5-million milestone from its wound care partner Smith & Nephew plc. Payment for the milestone was received in October. NUCRYST and Smith & Nephew have an agreement for the global sales and distribution of Acticoat™ dressings for serious wounds, including burns and chronic wounds. This milestone payment was achieved ahead of schedule and represents the second US$5-million milestone achieved by NUCRYST in 2004. NUCRYST has now earned US$14-million of a potential US$56.5-million in milestone payments as a result of strong global sales of Acticoat™ dressings.

“Both iFire Technology and NUCRYST Pharmaceuticals continued to experience considerable momentum as they entered exciting phases in their development during the last quarter,” said Barry Heck, President & CEO of Westaim. “Construction of the pilot facility at iFire has begun in earnest and I very much look forward to moving from R&D into the first stage of commercial production. At NUCRYST, results from our first human clinical trial have given us confidence to proceed ahead with further Phase 2 trials for our topical anti-inflammatory atopic dermatitis drug. NUCRYST also experienced significant growth in the SILCRYST division as demand continued to be strong for Acticoat™ dressings.”

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NUCRYST has begun a $7-million expansion of its production facility in Fort Saskatchewan, Canada to meet anticipated demand from Smith & Nephew for its Acticoat™ family of dressings. The expansion will include new production equipment, overall facility expansion and a new cleanroom control environment. NUCRYST anticipates the facility expansion to be completed by the end of 2005. The expansion of NUCRYST’s production facilities is driven by strong demand for Acticoat™ dressings.

The Westaim Corporation’s technology investments include: NUCRYST Pharmaceuticals, which researches, develops and commercializes medical devices and pharmaceutical products based on its nanocrystalline silver technology; and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to financial considerations and those predicting the development or upgrading of facilities and equipment, the availability of loan proceeds, product development, and production and capital costs. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Statement of Operations	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Revenue	$10,501	$3,369	$26,145	$13,691
Loss from continuing operations	(2,487)	(8,135)	(18,332)	(20,923)
Net loss	(2,514)	(8,035)	(14,577)	(17,526)
Loss per common share — basic & diluted
Continuing operations	(0.03)	(0.10)	(0.23)	(0.27)
Net loss	(0.03)	(0.10)	(0.18)	(0.22)
Weighted average number of outstanding common shares (thousands)	87,220	78,039	81,161	78,035

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Revenue
Nucryst Pharmaceuticals	$10,501	$2,999	$25,865	$12,755
iFire Technology	—	345	—	911
Other	—	25	280	25

Continuing operations	$10,501	$3,369	$26,145	$13,691

Divisional Income (Loss)
Nucryst Pharmaceuticals	$5,415	$(1,333)	$6,380	$354
iFire Technology	(6,961)	(4,938)	(20,598)	(13,724)
Other	(223)	(260)	(661)	(719)

Continuing operations	$(1,769)	$(6,531)	$(14,879)	$(14,089)

Balance Sheet	September 30, 2004	December 31, 2003
Cash and short-term investments	$117,488	$68,137
Current assets	132,478	107,767
Other assets	51,010	37,139
Current liabilities	19,221	13,524
Shareholders’ equity	157,786	123,818